

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Kevin J. Kennedy
President and Chief Executive Officer
Avaya Inc.
4655 Great American Parkway
Santa Clara, CA 95054

> **Re: Avaya Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 22, 2013**
> **File No. 1-15951**

Dear Mr Kennedy:

We refer you to our comment letter dated March 28, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Pamela F. Craven
        Chief Administrative Officer
        Avaya Inc.

Frank J. Mahr
Vice President and Deputy General Counsel — Corporate Law
and Corporate Secretary
Avaya Inc.